Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-11) and related Prospectus of Apartment Income REIT Corp. for the registration of 7,825,000 shares of its Class A common stock and to the incorporation by reference therein of our reports dated March 12, 2021, with respect to the consolidated financial statements of Apartment Income REIT Corp., and the effectiveness of internal control over financial reporting of Apartment Income REIT Corp., included in its Annual Report (Form 10-K) for the year ended December 31, 2020 and the financial statement schedule of Apartment Income REIT Corp. included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Denver, Colorado

May 18, 2021